ANNUAL GENERAL AND SPECIAL MEETING OF HOLDERS
OF COMMON SHARES OF PACIFIC RIM MINING CORP.

September 6, 2012

REPORT OF VOTING RESULTS

Pacific Rim Mining Corp. (the “Company”) hereby reports, according to section 11.3 of National Instrument 51-102, the voting results of its Annual General Meeting (the “Meeting”) held on September 6, 2012, as set forth below. Details of the matters considered at such meeting are contained in the Company’s Information Circular dated as at July 23, 2012 and filed on SEDAR.

Common Shares represented at the Meeting:	70,206,602
Total issued and outstanding Common Shares as at the Record Date:	168,801,708
Percentage of issued and outstanding shares represented at the Meeting:	41.59%

1.           Number of Directors

The number of directors of the Company was determined at five (5).

2.           Election of Directors

The following nominees were elected as directors to hold office for the ensuing year or until their successors are elected or appointed:

Catherine McLeod-Seltzer
Thomas Shrake
William Myckatyn
David K. Fagin
Tim Baker

3.           Appointment and Remuneration of Auditors

PricewaterhouseCoopers LLP was appointed auditors for the Company for the ensuing year and the directors of the Company were authorized to determine their remuneration.

4.           Approval of Shareholder Rights Plan Agreement

The shareholders voted, by ballot, on a motion to approve a new shareholder rights plan, the terms of which were described in the Company’s Information Circular dated July 23, 2012 and are substantially similar to the Company’s previous shareholder rights plan that expired at the close of the Meeting.

For the motion:	42,629,656 (98.67%)
Against the motion:	577,474 (1.33%)

5.           Approval of 2006 Evergreen Incentive Stock Option Plan

The shareholders voted, by ballot, on a motion to approve the Company’s existing Evergreen Incentive Stock Option Plan and all unallocated options thereunder.

For the motion:	32,121,975 (74.35%)
Against the motion:	11,085,156 (25.65%)

DATED September 7, 2012

PACIFIC RIM MINING CORP.

Per:	/s/ Barbara Henderson
Barbara Henderson
VP Investor Relations and Corporate Secretary

#1050 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com